UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARAMARK Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 03852U106	Page 2 of 14 pages

1	Name of Reporting Persons CCMP Capital Investors II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 17,588,516*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 17,588,516*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,588,516*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.64%
12	Type of Reporting Person PN

*	See Item 4 on page 9.

13G

CUSIP No. 03852U106	Page 3 of 14 pages

1	Name of Reporting Persons CCMP Capital Investors (Cayman) II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,344,320*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,344,320*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,344,320*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.02%
12	Type of Reporting Person PN

*	See Item 4 on page 9.

13G

CUSIP No. 03852U106	Page 4 of 14 pages

1	Name of Reporting Persons CCMP Capital Associates, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,932,836*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,932,836*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,932,836*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.66%*
12	Type of Reporting Person PN

*	See Item 4 on page 9.

13G

CUSIP No. 03852U106	Page 5 of 14 pages

1	Name of Reporting Persons CCMP Capital Associates GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,932,836*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,932,836*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,932,836*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.66%*
12	Type of Reporting Person OO

*	See Item 4 on page 9.

13G

CUSIP No. 03852U106	Page 6 of 14 pages

1	Name of Reporting Persons CCMP Capital, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,932,836*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,932,836*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,932,836*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.66%*
12	Type of Reporting Person OO

*	See Item 4 on page 9.

13G

CUSIP No. 03852U106	Page 7 of 14 pages

1	Name of Reporting Persons Stephen Murray
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 19,932,836*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 19,932,836*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,932,836*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.66%*
12	Type of Reporting Person IN

*	See Item 4 on page 9.

ITEM 1(a) and (b).    NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of ARAMARK Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1101 Market Street, Philadelphia, Pennsylvania 19107.

ITEM 2(a).	NAME OF PERSON FILING

This Schedule 13G is being filed by:

(i) CCMP Capital Investors II, L.P. (“CCMP Capital Investors”);

(ii) CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital Investors, the

“CCMP Capital Funds”);

(iii) CCMP Capital Associates, L.P. (“CCMP Capital Associates”);

(iv) CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”);

(v) CCMP Capital, LLC (“CCMP Capital”); and

(vi) Stephen Murray (Mr. Murray, together with the CCMP Capital Funds, CCMP Capital Associates, CCMP

Capital Associates GP and CCMP Capital, the “Reporting Persons”), in his capacity as a member of a CCMP Capital investment committee that makes voting and disposition decisions with respect to the Issuer’s Common Stock beneficially owned by CCMP Capital.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE

The principal business office of each of the Reporting Persons other than CCMP Cayman is:

c/o CCMP Capital, LLC

245 Park Avenue

New York, NY 10167

The principal business of CCMP Cayman is:

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9005, Cayman Islands

ITEM 2(c).	CITIZENSHIP

(i) CCMP Capital Investors, CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital: Delaware;

(ii) CCMP Cayman: Cayman Islands; and

(iii) Mr. Murray: United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share.

ITEM 2(e).	CUSIP NUMBER

03852U106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

As of December 31, 2013, the Reporting Persons may be deemed to beneficially own in the aggregate 19,932,836 shares of the Issuer’s Common Stock, representing, in the aggregate, 8.66% of the Issuer’s total Common Stock outstanding. The percentage of Common Stock held by the Reporting Persons is based on 230,229,672 shares of the Issuer’s Common Stock outstanding as of January 24, 2014, as reported by the Issuer in its Form 10-Q for the period ended December 27, 2013, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2014.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP. CCMP Capital Associates GP is wholly owned by CCMP Capital. CCMP Capital ultimately exercise voting and dispositive power of the securities held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, a member of which is Mr. Murray.

Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital is deemed to beneficially own 17,588,516 shares of the Issuer’s Common Stock held by CCMP Capital Investors and 2,344,320 shares of the Issuer’s Common Stock held by CCMP Cayman. As a consequence of being a member of the CCMP Capital investment committee that makes voting and disposition decisions with respect to the reported securities, Mr. Murray may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all 19,932,836 shares of the Issuer’s Common Stock held by the CCMP Capital Funds as of December 17, 2013. Mr. Murray disclaims any beneficial ownership of any securities held by the CCMP Capital Funds, except to the extent of his pecuniary interest therein.

CCMP Capital is the record owner of the 19,932,836 shares of the Issuer’s Common Stock and is a party to that certain Amended and Restated Stockholders Agreement, dated as of December 10, 2013, by and among the Issuer, ARAMARK Intermediate HoldCo Corporation, Joseph Neubauer and the other stockholders named there in (the “Stockholders Agreement”). The Stockholders Agreement provides, among other things, that the board of the directors of the Issuer (the “Board”) shall include a Director designated or nominated by (i) CCMP Capital Investors, so long as it is a member of the CCMP Investor Group, or if CCMP Capital Investors is not a member of the CCMP Investor Group, by the CCMP Investor Group (the members of which are CCMP Capital Investors, CCMP Cayman, J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”), J.P. Morgan Partners Global Investors, L.P. (“J.P. Morgan Global”), J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”), J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”), J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”), J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown”), J.P. Morgan Partners Global Investors (Selldown) II, L.P. (“JPMP Selldown II”) and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by CCMP Capital Advisors, LLC (“CCMP Capital Advisors”) or J.P. Morgan Partners, LLC (“J.P. Morgan Partners”), (ii) the GSCP Investor Group (the members of which are GS Capital Partners V Fund, L.P. (“GS Capital Partners”), GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P., GS Capital Partners V GmbH & Co. KG and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by GS Capital Partners), (iii) the THL Investor Group (the members of which are Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Coinvestment Partners, L.P., Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company DI LLC and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by Thomas H. Lee Partners, L.P. (“Thomas H. Lee Partners”) and (iv) the WP Investor Group (the members of which are Warburg Pincus Private Equity IX, L.P. and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by Warburg Pincus LLC (“Warburg Pincus”), subject to certain limitations. The Stockholders Agreement further provides that each of the CCMP Investor Group, the GSCP Investor Group, the THL Investor Group, the WP Investor Group and Joseph Neubauer (or his estate and any transferee of Mr. Neubauer or his estate) shall vote all of its shares to effect the provisions of the Stockholders Agreement, including, but not limited to, the obligation to vote in favor of any prospective Director designated or nominated in accordance with the Stockholders Agreement.

As a result of the foregoing, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to constitute a “group” with J.P. Morgan Partners, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus, Mr. Neubauer and certain of their respective affiliates. As a consequence, the Reporting Persons may be deemed to beneficially own shares of the Issuer’s Common Stock that may be beneficially owned by such persons. The Reporting Persons may be deemed to beneficially own, in the aggregate, (i) 19,932,836 shares of the Issuer’s Common Stock reported as beneficially owned by J.P. Morgan Partners, (ii) 39,865,672 shares of the Issuer’s Common Stock reported as beneficially owned by GS Capital Partners, (iii) 39,865,672 shares of the Issuer’s Common Stock reported as beneficially owned by Thomas H. Lee Partners, (iv) 40,711,877 shares of the Issuer’s Common Stock reported as beneficially owned by Warburg Pincus and (v) 18,058,446 shares of the Issuer’s Common Stock reported as beneficially owned by Mr. Neubauer.

The Reporting Persons disclaims any actual knowledge of any shares of the Issuer’s Common Stock that may be beneficially owned by each of J.P. Morgan Partners, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus and Mr. Neubauer and their respective affiliates. The foregoing summary of each Schedule 13G referenced above is qualified in its entirety by reference to each such filing. Each of the Reporting Persons disclaims any beneficial ownership of any shares of the Issuer’s Common Stock that may be beneficially owned by each of J.P. Morgan Partners, GS Capital Partners, Thomas H. Lee Partners, Warburg Pincus and Mr. Neubauer and their affiliates, except to the extent of their pecuniary interests therein and the inclusion of the shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Exchange Act or otherwise.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of Common Stock beneficially owned by the Reporting Persons.

(c) Number of Shares as to which such Person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

CCMP Capital ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, a member of which is Mr. Murray.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4(a).

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CCMP CAPITAL INVESTORS II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its general partner

By:	/s/ Marc Unger
Name:	Marc Unger
Title:	COO & CFO

CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its general partner

By:	/s/ Marc Unger
Name:	Marc Unger
Title:	COO & CFO

CCMP CAPITAL ASSOCIATES, L.P.

By:	CCMP Capital Associates GP, LLC, its general partner

By:	/s/ Marc Unger
Name:	Marc Unger
Title:	COO & CFO

CCMP CAPITAL ASSOCIATES, GP, LLC

By:	/s/ Marc Unger
Name:	Marc Unger
Title:	COO & CFO

CCMP CAPITAL, LLC

By:	/s/ Marc Unger
Name:	Marc Unger
Title:	COO & CFO

By:	/s/ Stephen Murray
Name:	Stephen Murray

EXHIBIT INDEX

Exhibit A: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.